Registrant: TIAA-CREF Life Insurance Company

8500 Andrew Carnegie Blvd.

(MS SSC-C2-08)

Charlotte, NC 28262

Kenneth W. Reitz

Associate General Counsel

Office: 704-988-4455

Fax: 704-988-1615

E-mail: kreitz@tiaa-cref.org

December 21, 2010

VIA EDGAR TRANSMISSION as CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Kosoff – Office of Insurance Products

Re:	TIAA-CREF Life Insurance Company (“Registrant”)
File No. 333-149714
POST-EFFECTIVE AMENDMENT #3 to the Registration
Investment Horizon Annuity, an individual flexible premium modified guaranteed annuity contract

Amendment #3 adds Individual Retirement Annuity and Flexible Lifetime Income Options.

Dear Mr. Kosoff:

Today, we are filing, via EDGAR, the above-referenced amendment to the above-referenced registration. Amendment #3 amends the registration to permit the annuity contract to be issued on a non-qualified basis, or as an Individual Retirement Annuity. The Amendment also adds a new feature to provide Flexible Lifetime Income Options (“FLIO”). The Amendment also reflects changes in tax law, including regarding partial annuitizations. As a courtesy, we will e-mail to you a copy of today’s Amendment #3 marked to show changes from the currently-approved Investment Horizon Annuity prospectus. Other than obvious changes to make the contract eligible as an IRA, some of those changes that may be of interest in your review include:

•

The FLIO feature provides a flexible income opportunity. FLIO allows the owner to receive lifetime income payments, while providing access to FLIO Account Balance as needed. When FLIO is elected, a separate FLIO account is established within the contract. The FLIO benefit guarantees a lifetime income beginning on a FLIO Income Security Date. Before the FLIO Income Security Date, the same income benefit is guaranteed as long as no excess withdrawals from the FLIO account are made, but will be reduced if excess withdrawals are made or will be eliminated if the FLIO account balance is completely withdrawn.

•	The FLIO account includes a market value adjustment (“MVA”) similar to the MVA feature levied upon a premature withdrawal under the base contract.

•	The FLIO account also includes a surrender charge for premature withdrawals. At the same time, we are eliminating the current surrender charge for the base contract.

Amendment #3 is intentionally incomplete. Upon receiving Commission comments from the SEC reviewer, we intend to file a corrective Post-Effective Amendment #4 to address SEC reviewer comments and to include all information necessary for the Amendment to be declared effective, including 2010 financial statements.

The intended effective date for this Registration Amendment is May 1, 2011.

If you have any question concerning this information, please contact the undersigned by telephone at (704) 988-4455 or by e-mail at kreitz@tiaa-cref.org.

Respectfully Submitted,

/s/ Kenneth W. Reitz
Kenneth W. Reitz